SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               WORLD AIRWAYS, INC.
                                (Name of Issuer)

                    COMMON STOCK ($.001 PAR VALUE PER SHARE)
                         (Title of Class of Securities)

                                    981424105
                                 (CUSIP Number)


                                 WorldCorp, Inc.
                          444 Madison Avenue, Suite 703
                               New York, NY 10022
                           Attention: Mark M. Feldman
                           Telephone No. 212-317-2500

                                    Copy to:

                                 Duane M. Morse
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                        --------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               April 20, 1998
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following box if a fee is being paid with the statement [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     981424105                                        Page 2 of 6 Pages
              ---------                                            ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           WorldCorp, Inc.    94-3040585

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                           7     SOLE VOTING POWER
               NUMBER OF
                SHARES           0
             BENEFICIALLY
              OWNED BY     8     SHARED VOTING POWER
                EACH
             REPORTING           2,483,861 shares consisting of 2,483,861 shares
                                 owned of record by WorldCorp Acquisition Corp.,
               PERSON            a wholly owned subsidiary of WorldCorp, Inc.

                WITH       9     SOLE DISPOSITIVE POWER

                                 0

                          10     SHARED DISPOSITIVE POWER

                                 2,483,861 shares consisting of 2,483,861 shares owned of record by WorldCorp Acquisition Corp., a wholly owned subsidiary of WorldCorp, Inc.

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,483,861 shares owned of record

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.3%

14         TYPE OF REPORTING PERSON (See instructions)

           HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     981424105                                        Page 3 of 6 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           WorldCorp Acquisition Corp.    54-1922898

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                           7     SOLE VOTING POWER
               NUMBER OF
                SHARES           0
             BENEFICIALLY
              OWNED BY     8     SHARED VOTING POWER
                EACH
             REPORTING           2,483,861 shares consisting of 2,483,861 shares
                                 owned of record by WorldCorp Acquisition Corp.,
               PERSON            a wholly owned subsidiary of WorldCorp, Inc.

                WITH       9     SOLE DISPOSITIVE POWER

                                 0

                          10     SHARED DISPOSITIVE POWER

                                 2,483,861 shares consisting of 2,483,861 shares owned of record by WorldCorp Acquisition Corp., a wholly owned subsidiary of WorldCorp, Inc.

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,483,861 shares owned of record

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           38.3

14         TYPE OF REPORTING PERSON (See instructions)

            HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     981424105                                        Page 4 of 6 Pages
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                                  SCHEDULE 13D
         This Amendment No. 3 amends and supplements the statement on Schedule 13D dated October 12, 1995, as amended by Amendment No. 1 to Schedule 13D, dated March 21, 1996 and as further amended by Amendment No. 2 to Schedule 13D dated October 1, 1997 (as amended, the "Schedule 13D"), filed by WorldCorp, Inc., a Delaware corporation relating to the shares of common stock, $.001 par value per share (the "Common Stock") of World Airways, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Schedule 13D.

Item 2.       Identity and Background

         Item 2 is hereby amended in its entirety to read as follows:

         This statement is filed by WorldCorp Acquisition Corp. ("Acquisition"), a Delaware corporation that is a wholly owned subsidiary of WorldCorp, Inc. ("WorldCorp" and together with Acquisition the "Reporting Person"). WorldCorp was organized in March 1987 to serve as the holding company for World Airways, Inc., a Delaware corporation. The Reporting Person owns approximately 38.3% of the outstanding shares of the Issuer. Acquisition's principal place of business and principal executive offices are located at 444 Madison Avenue, Suite 703, New York, NY 10022.

         The (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person are set forth in
Exhibit 1 hereto, which Exhibit is incorporated herein by reference. To the best knowledge of the Reporting Person, each such executive officer and director is a citizen of the United States.

         During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.      Purpose of Transaction.

         Item 4 is hereby amended in its entirety to read as follows:

         The Reporting Person is in the process of liquidating under Chapter 11 of the United States Bankruptcy Code. Its bankruptcy case is pending in the United States Bankruptcy Court for the District of Delaware (Case No. 99-298
(MFW)). In furtherance of that liquidation, the Reporting Person plans to sell or otherwise dispose of its remaining shares of common stock of World Airways in compliance with applicable securities laws.

Item 5.      Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         On April 20, 1998, WorldCorp transferred 3,702,586 shares of common stock of World Airways to WorldCorp Acquisition Corp., then an 80% subsidiary of WorldCorp. On June 25, 1998, World Airways, in its capacity as a secured creditor of WorldCorp, purchased 150,000 of the shares for a credit against its debt equal to $4.55 per share. On August 13, 1999, World Airways purchased an additional 1,068,725 shares for a credit against its remaining debt equal to $1.56 per share. WorldCorp currently owns 2,483,861 shares of common stock of World Airways, which is equivalent to approximately 38.32% of the outstanding stock of World Airways as reported in its most recently quarterly report on Form 10-Q.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect\ to Securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 Directors and Executive Officers of Acquisition.

USIP No.     981424105                                        Page  5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                WORLDCORP ACQUISITION CORP., AND WORLDCORP, INC.



                                 /s/ Mark M. Feldman
                                -----------------------------------
Date:  February 15, 2000        By:  Mark M. Feldman
                                President and Chief Executive Officer

                                    EXHIBIT 1


                          WORLDCORP ACQUISITION CORP.
                                                                      Principal
                                                                     Occupation
                                                                    If Different
Name                                  Title                          from Title
------                                ------                        ------------

Mark M. Feldman              Director, President and                    --
WorldCorp, Inc.              Chief Executive Officer
444 Madison Avenue
Suite 703
New York, NY  10022

W. Joseph Dryer              Secretary and Treasurer                    --
WorldCorp, Inc.
444 Madison Avenue
Suite 703
New York, NY  10022




                                 WORLDCORP, INC.
                                                                      Principal
                                                                     Occupation
                                                                    If Different
Name                                  Title                          from Title
------                                ------                        ------------

Mark M. Feldman              Director, President and                    --
WorldCorp, Inc.              Chief Executive Officer
444 Madison Avenue
Suite 703
New York, NY  10022

W. Joseph Dryer              Director, Secretary and                    --
WorldCorp, Inc.              Treasurer
444 Madison Avenue
Suite 703
New York, NY  10022